UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23084

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrated Silicon Solution, Inc.
Full Name of Registrant

Former Name if Applicable

1940 Zanker Road
Address of Principal Executive Office (Street and Number)

San Jose, California 95112
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Because of the substantial amount of time and effort required to complete its financial statements for the fiscal year ended September 30, 2007 and to coordinate such efforts, Integrated Silicon Solution, Inc. (“ISSI”) is unable to file its Form 10-K for the period ended September 30, 2007 with the Commission by the prescribed filing date of December 14, 2007 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott D. Howarth	408	969-6600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Fiscal Years Ended September 30,
	2007	2006
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$245,395	$217,492
Cost of sales	196,959	188,386

Gross profit	48,436	29,106

Operating expenses
Research and development	20,174	21,617
Selling, general and administrative	32,660	28,328
Acquired in-process technology	—	499
Impairment of goodwill	—	—

Total operating expenses	52,834	50,444

Operating loss	(4,398)	(21,338)
Other income (expense), net	20,025	7,057
Provision (benefit) for income taxes	4	(33)
Equity in net income (loss) of affiliates/minority interest	(262)	6

Net income (loss)	$15,361	$(14,242)

Net sales increased by 13% to $245.4 million in fiscal 2007 from $217.5 million in fiscal 2006. Gross profit increased by $19.3 million to $48.4 million in fiscal 2007 from $29.1 million in fiscal 2006. ISSI’s gross margin increased to 19.7% in fiscal 2007 from 13.4% in fiscal 2006.

Integrated Silicon Solution Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 17, 2007	By:	/s/ Scott D. Howarth
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2